Stock Building Supply Holdings, Inc. 8020 Arco Corporate Drive, Suite 400 Raleigh, North Carolina 27617

August 6, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long Era Anagnosti Sherry Haywood Melinda Hooker Anne McConnell

Re:	Stock Building Supply Holdings, Inc.

  Registration Statement on Form S-1

  Filed June 14, 2013

  File No. 333-189368

Ladies and Gentlemen:

Stock Building Supply Holdings, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-189368, as amended (the “Registration Statement”), to 4:00 p.m., Eastern time, on August 8, 2013 or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Carol Anne Huff of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2163, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

STOCK BUILDING SUPPLY HOLDINGS, INC.

By:	/s/ Bryan J. Yeazel
Name:	Bryan J. Yeazel
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary